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                                                                  Exhibit 99.(q)

                  MEMORANDUM DESCRIBING COUNTRY INVESTORS LIFE
              ASSURANCE COMPANY'S ISSUANCE, TRANSFER AND REDEMPTION
                 PROCEDURES FOR ITS INDIVIDUAL FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES

          This memorandum sets forth the administrative procedures that will be followed by COUNTRY Investors Life Assurance Company (the "Company") in connection with the issuance of its individual flexible premium variable life insurance policy (the "Policy") and acceptance of payments thereunder, the transfer of assets held thereunder and the redemption by policyowners of their interests in the Policies. Certain terms used herein have the same definition as in the prospectus for the Policy that is included in the registration statement on Form N-6 (File No. 333-106757) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

          1.  PURCHASE AND RELATED TRANSACTIONS.

          Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans.

          (a) PREMIUM PAYMENTS. Premiums for the Policies will not be the same for all policyowners selecting the same specified amount. An initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The minimum amount of the initial premium is stated in the Policy and is equal to an amount that, when reduced

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by the premium expense charge, will be sufficient to pay the monthly deduction for the first policy month. Other than the initial premium, the Company does not require the payment of an additional premium, and failure to pay an additional premium will not of itself cause a Policy to lapse. The Company expects that most policyowners will choose to pay planned periodic premiums -- that is, level premiums at regular intervals. The Policy provides, however, that a policyowner may pay premiums in addition to planned periodic premiums (i.e., unscheduled premiums) if (i) the additional premium is at least $50; and (ii) the premium does not cause total premiums paid to exceed the maximum premium limitation for the Policy established by federal tax law. The Company reserves the right to limit the number and amount of unscheduled premium payments. In the event that a tendered premium causes total premiums paid to exceed the maximum premium limitation for the Policy established by federal tax law, the Company will return the portion of such premium which causes total premiums to exceed such limitation.

          The Policy will remain in force so long as the net cash surrender value (the cash surrender value reduced by any policy debt and increased by any unearned loan interest) is sufficient to pay the monthly deduction which consists of charges for the cost of insurance, additional insurance benefits and administrative expenses. Thus, the amount of the premium, if any, that must be paid to keep the Policy in force depends upon the amount of the monthly deduction and the net cash surrender value of the Policy, which in turn depends upon the investment experience of the Subaccounts of the Variable Account (see "Allocating Net Premiums" in the prospectus).

          The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each policyowner. The chief reason is that the principle of pooling and distribution of

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mortality risks is based upon the assumption that the cost of insuring each
Insured is commensurate with his or her mortality risk, which is actuarially determined based upon factors such as Attained Age, sex and premium class. Accordingly, while not all Insureds will be subject to the same cost of insurance rate, there will be a single rate for all Insureds in a given actuarial category.

          The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination, but recognize that premiums and charges must be based upon factors such as age, sex, health and occupation.

          (b) INITIAL PREMIUM PROCESSING. Upon receipt of a completed application for a Policy, the Company will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This process may involve medical examinations or other verification procedures and may require that certain further information be provided by the applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. The effective date of insurance coverage under the Policy will be the latest of (i) the policy date, (ii) if an amendment to the initial application is required pursuant to the Company's underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Variable Product Service Center. The policy date will be the later of (i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Company's underwriting rules, the date such information is received by the Company at its Variable Product Service Center. The policy date may also be any other date mutually agreed to by the Company and

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the policyowner. If the policy date would fall on the 29th, 30th or 31st of any month, the policy date will instead be the 28th of such month.

          Applicants who pay the initial premium at the time of submission of the application will be issued a conditional receipt which provides that if the applicant dies during the underwriting period, he or she will receive the death benefit provided for in such conditional receipt if he or she would have been found to be insurable under the Company's normal underwriting procedures.

          The initial net premium (the initial premium reduced by a premium expense charge of 6%) will be allocated automatically to the Declared Interest Option if the premium is received either (1) before the date the Company receives a signed notice at its Variable Product Service Center from the policyowner that the Policy has been received or (2) before the end of 25 days after the Delivery Date (the date the policy is issued and mailed to the policyowner). Upon the earlier of (1) or (2) above, the accumulated value in the Declared Interest Option will be automatically allocated, without charge, among the Subaccounts and the Declared Interest Option in accordance with the policyowner's allocation instructions. Any premiums received after (1) or (2) above will be allocated in accordance with the policyowner's instructions.

          (c) PREMIUM ALLOCATION. The policyowner may allocate net premiums among the Subaccounts or the Declared Interest Option. The Variable Account currently has 36 Subaccounts, each of which invests exclusively in shares of one of the corresponding portfolios of the American Century VP Ultra Fund; COUNTRY Mutual Fund Trust; Dreyfus Variable Investment Fund; EquiTrust Variable Insurance Series Fund; Fidelity Variable Insurance Products Funds; Franklin Templeton Variable Insurance Products Trust; J.P. Morgan Series Trust II; Summit

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Pinnacle Series of Summit Mutual Funds, Inc.; T. Rowe Price Equity Series, Inc.;
and T. Rowe Price International Series, Inc. (each a "Fund"). Each Fund is a series-type mutual fund and is registered with the Securities and Exchange Commission as an open-end diversified management investment company.

          The policyowner must indicate the initial allocation of premiums in the application for the Policy. Net premiums will continue to be allocated in accordance with the policyowner's allocation instructions in the application unless contrary written instructions are received by the Company. The change will take effect on the date the written notice is received at the Variable Product Service Center. Once a change in allocation is made, all future net premiums will be allocated in accordance with the new allocation instructions, unless contrary written instructions are provided by the policyowner. The minimum percentage of each premium that may be allocated to any Subaccount or the Declared Interest Option is 10%; fractional percentages are not permitted. No charge is imposed for any change in net premium allocation.

          (d) REINSTATEMENT. A terminated policy (other than a surrendered Policy) may be reinstated at any time within five years of the date on which the Policy terminated if the attained age of the Insured is 100 or less at the time of reinstatement (see "Policy Lapse and Reinstatement" in the prospectus). In order to reinstate a Policy, a policyowner must submit to the Company's Variable Product Service Center: (i) a written application for reinstatement signed by the Insured and the policyowner; (ii) evidence of insurability satisfactory to the Company; and (iii) payment of a premium that, after deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months. The effective date of reinstatement will be the monthly deduction

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day coinciding with or next following the date of approval by the Company of the application for reinstatement.

          (e) REPAYMENT OF POLICY DEBT. A loan made under the Policy will be subject to interest charges at the loan interest rate stated in the Policy from the date that the loan is made. The loan interest rate is not fixed. The maximum annual loan interest rate charged is guaranteed not to exceed 7.4% per year in advance. Outstanding policy debt may be repaid in whole or in part at any time during the Insured's lifetime so long as the Policy is in force. Any payments made by the policyowner while there is outstanding policy debt are treated first as repayment of policy debt, unless the owner indicates otherwise. When a repayment of the debt is made, the portion of the accumulated value in the Declared Interest Option securing the repaid portion of the policy debt will no longer be segregated within the Declared Interest Option as security for policy debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the policyowner.

          (f) CORRECTION OF MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex was misstated in an application, the Company will recalculate each benefit and any amount to be paid under the Policy to be the amount it would have been had the cost of insurance been based on the correct age and sex of the Insured.

          (g) INCONTESTABILITY. The Policy limits the Company's right to contest the Policy as issued or as increased, except for fraudulent statements made in the application or supplemental applications, failure to pay premiums or violation of the provisions of the Aviation Exclusion provision, if applicable, after it has been in force during the lifetime of the Insured for two years

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from the policy date, date of reinstatement, or date of increase in specified amount.

          (h) SUICIDE EXCLUSION. The Policy limits the death benefit if the Insured commits suicide, while sane or insane, within two years from the policy date.

          2.  TRANSFERS.

          This section outlines those procedures which govern transfers under the Policy. These procedures differ in certain significant respects between non-dollar cost averaging transfers and transfers under the dollar cost averaging program.

          (a) GENERAL. Amounts may be transferred among the Subaccounts an unlimited number of times per year. Only one transfer per policy year may be made between the Declared Interest Option and the Variable Account. The amount of any transfer must be at least $100 or, if less than $100, the total accumulated value in the Subaccount, or the total accumulated value in the Declared Interest Option reduced by any outstanding policy debt. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the valuation period during which the request is received at the Variable Product Service Center.

          The first twelve transfers in each policy year will be made without charge; each time amounts are subsequently transferred in that policy year, a transfer charge, guaranteed not to exceed $25, may be assessed. Transfers resulting from the making of policy loans will not be considered transfers for the purposes of these limitations and charges. All transfers effected on the same day will be considered a single transfer for purposes of these limitations and charges. Transfers are made by written or telephonic request (if you have provided prior authorization to us) to the Variable Product Service Center.

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          (b) DOLLAR COST AVERAGING TRANSFERS. A policyowner may elect to participate in a dollar cost averaging program by electing this option on the application or the applicable request form at a later date, and having money available in a single "source account." Provided there is no outstanding policy debt, the Company will automatically transfer equal amounts from the source account to the designated "target accounts" each month. The minimum amount of each transfer is $100.

          The maximum number of Investment Options which a policyowner may select at any one time is ten, including the Declared Interest Option. A policyowner selects the date to implement this program which will occur on the same date each month, or on the next Business Day. The Company will terminate this option when monies in the source account are inadequate, or upon receipt of a written request at the Variable Product Service Center. Each transfer under this program counts against the twelve free transfer limit in a policy year. All transfers made on the same date count as one transfer. The one transfer limit between the Declared Interest Option and the Variable Account is waived under this program. There is no charge to participate in this program.

          (c) TRANSFER ERRORS. In accordance with Industry Practice, the Company will establish procedures to address and to correct errors in amounts transferred among the Subaccounts and the Declared Interest Option, except for de minimis amounts. The Company will correct non-de minimis errors it makes and will assume any risk associated with the error. Policy owners will not be penalized in any way for errors made by the Company. The Company will take any gain resulting from the error.

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          3.  REDEMPTION PROCEDURES - SURRENDER AND RELATED TRANSACTIONS

          This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and annuity plans.

          (a) SURRENDER. At any time while the Policy is in force, a policyowner may surrender the Policy in whole by sending a written request to the Company at its Variable Product Service Center. A policyowner may make a partial withdrawal after the first policy year. A partial withdrawal fee equal to the lesser of $25 or 2% of the amount requested will be payable upon each partial withdrawal. A partial withdrawal cannot exceed an amount equal to the cash surrender value minus the sum of (a) an amount sufficient to keep the Policy in force to the third monthly deduction day following the date of the partial withdrawal plus
(b) any policy loans plus (c) the partial withdrawal fee. The partial withdrawal fee will be deducted from the amount of the partial withdrawal.

          The amount payable on surrender of the Policy is the cash surrender value less any policy debt as of the monthly deduction day on or following receipt of a written request to the Company at its Variable Product Service Center. The Company will assess the surrender charge during the first ten policy years. This charge is an amount per $1,000 of specified amount which declines to $0 in the eleventh year and varies based on the Insured's age, sex, underwriting class and policy year. Listed below are the maximum surrender charges per $1,000 of specified amount for select ages in various underwriting classes in the first policy year.

        ISSUE AGE         MALE, STANDARD TOBACCO       FEMALE, STANDARD TOBACCO
      -------------     --------------------------   -----------------------------
          30                      $  9.70                        $  7.80

          50                      $ 28.53                        $ 21.83

          70                      $ 48.78                        $ 48.59

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The surrender charge will be deducted from the amount surrendered. If the entire cash surrender value is surrendered, all insurance in force will terminate and the Policy cannot be reinstated.

          The policyowner may request that the proceeds of a surrender or partial withdrawal be paid in a lump sum or under one of the payment options specified in the Policy.

          A partial withdrawal and the partial withdrawal fee will be allocated among the Subaccounts and Declared Interest Option in accordance with the written instructions of the policyowner. If no such instructions are received with the request for partial withdrawal, the partial withdrawal will be allocated among the Subaccounts and Declared Interest Option in the same proportion that the accumulated value in each of the Subaccounts and the accumulated value in the Declared Interest Option, reduced by any outstanding policy debt, bears to the total accumulated value, reduced by any outstanding policy debt, on the date the request is received at the Variable Product Service Center.

          Surrender proceeds ordinarily will be mailed to the policyowner within seven days after the Company receives a signed request for a surrender at its Variable Product Service Center, although payments may be postponed whenever:
(i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of policyowners; or
(iii) an emergency exists, as

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determined by the Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the net assets of the Variable Account. Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

          If mandated under applicable law, the Company may be required to block a policyowner's account and thereby refuse to pay any request for transfer, partial withdrawal, complete surrender, loan, or death proceeds, until instructions are received from the appropriate regulator. The Company may also be required to provide additional information about the policyowner and its account to regulators.

          (b) PAYMENT OF DEATH PROCEEDS. So long as the Policy remains in force, the Company will, upon due proof of the Insured, pay the death proceeds to the primary or a contingent beneficiary (or if no beneficiary survives the Insured, to the policyowner or his estate). In determining the amount of the death proceeds, the death benefit will be reduced by any outstanding policy debt and increased by any unearned loan interest and any premiums paid after the date of death. The amount of the death benefit payable under a Policy will depend upon the death benefit option in effect at the time of the Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current specified amount and the accumulated value, or (ii) the accumulated value multiplied by the specified amount factor for the Insured's attained age. Under Option B, the death benefit will be equal to the greater of (i) the current specified amount, or (ii) the accumulated value multiplied by the specified amount factor for the Insured's attained age. Accumulated value will be

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determined as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factor referred to above is determined by the "cash value corridor" mandated by Section 7702 of the Internal Revenue Code. The specified amount factor is 2.50 for an Insured with an attained age 40 or below on the date of death. For an Insured with an attained age over 40 on the date of death, the factor declines with age (see "Appendix A" in the prospectus).

          The death proceeds will be paid to the beneficiary in one lump sum or under any of the payment options described in the prospectus. The Company may also provide other payment options in the future.

          All payments of death benefits are ordinarily mailed within seven days after the Company receives due proof of death of the Insured. However, payment may be delayed for more than seven days under the same circumstances described above with respect to surrender payments.

          (c) POLICY LOANS. So long as the Policy remains in force and has a positive cash surrender value, a policyowner may borrow money from the Company at any time using the Policy as the sole security for the policy loan. The maximum amount that may be borrowed is an amount that, when added to any existing policy loan, does not exceed the cash surrender value on the date of the policy loan less an amount sufficient to keep the Policy in force to the third monthly deduction day following the date of the policy loan. Policy debt may be repaid in whole or in part any time during the Insured's lifetime so long as the Policy is in force.

          When a policy loan is made, an amount equal to the policy loan will be segregated within the Declared Interest Option as security for the policy loan. If, immediately prior to the policy loan, the accumulated value in the Declared Interest Option less policy debt outstanding immediately

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prior to such policy loan is less than the amount of such policy loan, the difference will be transferred from the Subaccounts which have accumulated value in the same proportions that the Policy's accumulated value in each Subaccount bears to the Policy's total accumulated value in the Variable Account. No charge will be made for those transfers. Accumulated values will be determined as of the end of the valuation period during which the request for the policy loan is received at the Variable Product Service Center.

          Policy loan proceeds normally will be mailed to the policyowner within seven days after receipt of a written request. Postponement of a policy loan may take place under the same circumstances described above with respect to surrender payments.

          Amounts segregated within the Declared Interest Option as security for policy debt will bear interest at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Company. The interest credited will remain in the Declared Interest Option unless and until transferred by the policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for policy debt.

          The interest rate charged on policy loans is not fixed. The maximum annual loan interest rate charged is guaranteed not to exceed 7.4% per year in advance. The Company may at any time elect to change the interest rate. The Company will send notice of any change in rate to the policyowner. The new rate will take effect on the Policy anniversary coinciding with or next following the date the rate is changed.

          Interest is payable in advance at the time any policy loan is made (for the remainder of the

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policy year) and on each policy anniversary thereafter (for the entire policy year) so long as there is policy debt outstanding. Interest payable at the time a policy loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing policy debt and bear interest at the same rate charged for policy loans. An amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for policy loans are segregated within the Declared Interest Option.

          Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the death of the Insured and to the accumulated value upon surrender, and will be credited to the accumulated value in the Declared Interest Option upon repayment of policy debt.

          (d) MONTHLY DEDUCTION. On the policy date and on each monthly deduction day, the Company will deduct an amount from the accumulated value of each Policy to compensate the Company for the cost of insurance coverage and any additional benefits added by rider. The charge is deducted from the Declared Interest Option and each Subaccount in the same proportion that the Policy's net accumulated value in the Declared Interest Option and the Policy's accumulated value in each Subaccount bear to the total net accumulated value of the Policy.

          The Company will deduct the monthly deduction on the business day coinciding with or immediately following each monthly deduction day and it will equal:

     -    the cost of insurance for the Policy; plus

     -    the cost of any optional insurance benefits added by rider; plus

     -    the monthly expense charge; plus

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     -    the monthly unit charge.

          COST OF INSURANCE CHARGE. The Company deducts a cost of insurance charge. The cost of insurance charges are calculated monthly. The Company may determine the cost of insurance separately for the initial specified amount and for any subsequent increases in specified amount. The monthly cost of insurance charge is calculated by dividing the applicable cost of insurance rate (or rates) by $1,000 and multiplying the result by the net amount at risk for each policy month.

          The net amount at risk may be affected by investment performance, payment of premiums, fees and charges under the Policy, death benefit option chose, partial withdrawals, and decreases in specified amount. Under Option A, the net amount at risk for a policy month is equal to ((a) plus (c)) divided by
(b), minus (c); and under Option B, the net amount at risk for a policy month is equal to (a) divided by (b), minus (c) where:

              (a)     is the specified amount;

              (b)     is 1.0032737; and

              (c)     is the accumulated value.

          MONTHLY EXPENSE CHARGE. The Company deducts a $10 monthly expense charge in the first policy year and $6 per policy month in the second and subsequent policy years to compensate it for administrative expenses such as premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and policy changes, and reporting and overhead costs. This charge will not exceed $10 per policy month.

          MONTHLY UNIT CHARGE. The Company deducts a monthly unit charge during the first fifteen policy years to compensate it for underwriting, processing and start-up expenses incurred in

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connection with the Policy and the Variable Account. This charge is an amount per $1,000 of specified amount and varies based on the Insured's attained age, sex, and underwriting class. This charge will not exceed $0.15 per $1,000 of specified amount per policy month.

          (e) POLICY TERMINATION. The Policy will terminate and lapse only when net cash surrender value is insufficient on a monthly deduction day to cover the monthly deduction and a grace period expires without payment of a sufficient premium. A grace period of 61 days begins on the date on which the Company sends written notice of any insufficiency to the policyowner. The notice will be sent to the policyowner's last known address on file with the Company. The notice will specify the premium payment that, if received during the grace period, will be sufficient to keep the Policy in force. If the Company does not receive the premium payment on or before the last day of the grace period, the Policy will terminate and insurance coverage and all rights thereunder will cease.

          Insurance coverage will continue during the grace period. The amount of the premium sufficient to keep the Policy in force beyond the grace period, when reduced by the premium expense charge, is an amount equal to three times the monthly deduction due on the monthly deduction day immediately preceding the grace period. A terminated Policy (other than a surrendered Policy) may be reinstated at any time within five years of the monthly deduction day immediately preceding the grace period which expired without payment of the required premium if (i) the attained age of the Insured is 100 or less at the time of reinstatement, (ii) the Company receives evidence of insurability that it deems satisfactory, and (iii) a premium is paid that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months (see "Reinstatement" in the prospectus).

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          (e) CANCELLATION PRIVILEGE. The policyowner may cancel the Policy by delivering or mailing written notice or sending a facsimile to the Company at its Variable Product Service Center, and returning the Policy to the Company at its Variable Product Service Center or to the policyowner's registered representative before midnight of the 30th day after receipt of the Policy. The Company will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at its Variable Product Service Center, an amount equal to the greater of the premiums paid or (a) the accumulated value of the Policy on the business day on or next following the date the Policy is received by the Company at its Variable Product Service Center plus (b) any premium expense charges which were deducted from premiums plus (c) monthly deductions made on the policy date and any monthly deduction day plus (d) amounts approximating daily charges against the Variable Account.

          (f) SPECIAL TRANSFER PRIVILEGE. A policyowner may, at any time while the Policy is in force, convert the Policy to a flexible premium fixed-benefit life insurance policy by requesting that all of the accumulated value in the Variable Account be transferred to the Declared Interest Option. The policyowner may exercise this special transfer privilege once each policy year. Once a policyowner exercises the special transfer privilege, all future premium payments will automatically be credited to the Declared Interest Option, until such time as the policyowner requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of this special transfer privilege.

          (g) REDEMPTION ERRORS. In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the Subaccounts and the

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Declared Interest Option, except for de minimis amounts.

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